

Mail Stop 6010

June 26, 2008

VIA U.S. MAIL AND FAX (614) 438-4602

Mr. William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240

      Re: **Mettler-Toledo International Inc.**
              Form 10-K for the year ended December 31, 2007
              Filed February 15, 2008
              File No. 001-13595

Dear Mr. Donnelly:

      We have reviewed your letter dated June 12, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2007</u>

<u>2. Summary of Significant Accounting Policies, page F-8</u>

<u>Revenue Recognition, page F-10</u>

1.   Please refer to our prior comments 7 and 8. We have following additional comments:

- We note from your response that you define service contracts as agreements representing a legal obligation whereby you will provide services to a customer's pre-defined equipment. In order to help the readers of the financial statements better understand your revenue policies, please describe your definition of service contracts in your revenue recognition policy in future filings. Also in this regard, describe the services you sell under service contracts.

- Please explain to us the facts and the circumstances where you sell your service contracts in conjunction with the sale of your equipment. Also explain to us about the facts and the circumstances where the price of your service contracts sold in conjunction with the sale of your equipment differs from the price of the service contracts sold on a stand alone basis. Further explain to us how you considered the impact of EITF 00-21 when you sell the service contracts in conjunction with the sale of equipment.

- We note from your response that the amount of revenue associated with any individual fixed fee service contract is insignificant. Please clarify whether your revenue from service contracts, in aggregate, are insignificant. In your explanation, include the amount of revenue you recognized from service contracts for the year ended December 31, 2007 and for the quarter ended March 31, 2008.

- We note from your response that "Under [your] service contracts described above, the obligation to provide regulatory compliance qualification, calibration, certification and other types of maintenance are <u>performed at regularly scheduled intervals</u>, varying by equipment type, for the duration of the contract." Please explain to us <u>in greater detail</u> how often your service contracts are performed. Also explain to us why it is appropriate for you to recognize revenue ratably on a straight line basis rather than based on your actual performance at regularly scheduled intervals.

- We note from your response that "The majority of your service revenues are derived from preventive maintenance and other services…provided on a time and material basis". It appears that your response is not consistent with your disclosure on page 21 that "Service revenues are primarily derived from regulatory compliance qualification, calibration, certification and repair services…" Please explain the referenced difference regarding the nature of your service revenues and revise your disclosure in future filings based on our concerns.

- It is still not clear to us how you recognize revenue for repair services and for the spare parts sold in connection with repair services. Please further explain to us your revenue recognition policy for repair services and for the spare parts sold in connection with repair services.

- In future filings, revise your revenue recognition policy to address our concerns described herein. Provide us with your proposed disclosure changes in your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant